

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

> **Re: Decentralized Crypto Financial Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed March 22, 2022**
> **File No. 024-11353**

Dear Mr. Scherling:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

Amendment No. 4 to Offering Statement on Form 1-A filed March 22, 2022

Cover Page

1. We note your amended disclosure in response to comment 1, however, your total offering amount continues to be unclear and exceeds the limits contained in Rule 251(a)(2) for the following reasons:
    - Your cover page refers to an offering of "up to" 70,000,000 shares, however, your disclosure elsewhere seems to suggest you are offering 75,000,000 shares. Please revise.
    - Revise to clarify whether your CEO is offering the 3,000,000 shares he currently holds, as your disclosure on the cover page states that he will not sell shares "(other than those included in the registration)," which suggests that he may be offering

shares for resale. Revise to clarify and ensure that the total amount you are offering does not exceed $75,000,000, consistent with Rule 251(a)(2).

- The transaction fees charged to investors by Braintree must be included in your calculation of the aggregate offering price under Rule 251(a)(2), which will cause you to exceed the $75,000,000 threshold. Please revise.

Please make corresponding changes to the legal opinion, subscription agreement, and Item 4 of Part I of your Form 1-A as applicable.

2. We note your disclosure that "[t]he offering will commence within six weeks after this offering circular has been qualified by the Commission." Please amend this disclosure to state that the offering will commence within two days of the offering statement being qualified, as you do in your response letter.

Risk Factors
Risks Related to Regulations, page 16

3. We note your amended disclosure in response to comment 5, and we reissue the comment in part. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim and may limit an investors' ability to bring a claim in a judicial forum that they find favorable.

DeCryptoFi Platform, page 19

4. We note your response to comment 2, and reissue the comment in part. Please revise your disclosure to state that your platform is not yet operational, as you have in your response letter, and in doing so clarify whether the platform that you refer to as part of your business is operational.

Compensation of Directors and Executive Officers, page 32

5. Please update your executive compensation disclosure to include your last completed fiscal year. Refer to Item 11 of Part II of Form 1-A.

Exhibit 1.7 - Consent of Independent Auditors

6. We note that the consent of Chesapeake Financial Corp. makes reference to their audit report dated December 5, 2020 with respect to the financial statements as of August 31, 2020. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.

General

7. Please revise to provide financial statements for the fiscal year ended December 31, 2020 in addition to those already included in the offering statement. Refer to Part F/S (c)(1)(i) of Form 1-A and Rule 8-02 of Regulation S-X. In addition, have your auditors revise their audit report to update the financial statements covered by the report.

You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services